Exhibit 99(a)
ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES
CONDENSED STATEMENT OF CONSOLIDATED INCOME (LOSS)
(Unaudited)

Twelve Months Ended June 30, 2013
(millions of dollars)
Operating revenues	$5,708
Fuel, purchased power costs and delivery fees	(2,837)
Net gain from commodity hedging and trading activities	128
Operating costs	(949)
Depreciation and amortization	(1,389)
Selling, general and administrative expenses	(697)
Franchise and revenue-based taxes	(77)
Impairment of goodwill	(1,200)
Other income	25
Other deductions	(372)
Interest income	2
Interest expense and related charges	(3,086)
Loss before income taxes and equity in earnings of unconsolidated subsidiaries	(4,744)
Income tax benefit	1,474
Equity in earnings of unconsolidated subsidiaries (net of tax)	270
Net loss	$(3,000)